UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2020)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2020 (FISCAL 2019).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:      May 15, 2019

May 15, 2019
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2019
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Date of ordinary general meeting of shareholders: June 27, 2019     Date of payment of year-end dividends:     June 28, 2019

Annual securities report (Yukashoken hokokusho) issuing date: June 27, 2019

Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2019)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2019	¥5,735,312	(0.5)%	¥1,135,300	(2.5)%	¥726,681	(1.0)%
Fiscal year ended March 31, 2018	5,764,172	12.3	1,164,113	15.7	734,368	3.9

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2019: ¥795,191 million [(19.2)%] (b) for the fiscal year ended March 31, 2018: ¥984,133 million [1.9%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2019	¥ 519.95	¥ 519.59	6.9%	0.6%	19.8%
Fiscal year ended March 31, 2018	520.67	520.27	7.3	0.6	20.2

     Note:     Equity in gains (losses) of affiliates:

  (a) for the fiscal year ended March 31, 2019: ¥61,145 million            (b) for the fiscal year ended March 31, 2018: ¥38,992 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2019	¥ 203,659,146	¥ 11,451,611	5.3%	¥ 7,715.91
As of March 31, 2018	199,049,128	11,612,892	5.2	7,366.21

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2019: ¥10,768,320 million (b) as of March 31, 2018: ¥10,390,464 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2019	¥ 4,596,242	¥ 1,006,260	¥ (632,819)	¥ 53,120,963
Fiscal year ended March 31, 2018	9,342,794	(3,395,299)	(350,468)	47,983,114

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2018	¥ —	¥ 80	¥ —	¥90	¥170	¥239,794	32.7%	2.4%
ended March 31, 2019	—	85	—	95	180	251,208	34.6	2.4
ending March 31, 2020 (forecast)	—	90	—	90	180		35.9%

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2020)

	(Millions of yen, except per share data and percentages)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2020	¥ 700,000	(3.7)%	¥ 501.58

Notes:	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stock(excluding treasury stock) as of March 31, 2019.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stock)

	As of March 31, 2019	As of March 31, 2018
(a) Number of shares issued (including treasury stocks)	1,399,401,420 shares	1,414,443,390 shares
(b) Number of treasury stocks	3,800,918 shares	3,884,968 shares

	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2018
(c) Average number of shares issued in the year	1,397,599,329 shares	1,410,442,212 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 14.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2019)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2019	¥ 522,543	42.6%	¥ 347,952	49.5%	¥ 341,203	54.4%	¥ 474,196	106.8%
ended March 31, 2018	366,321	(27.1)	232,787	(45.5)	221,008	(46.7)	229,300	(49.1)

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2019	¥339.29		¥339.07
ended March 31, 2018	162.57		162.45
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2019	¥ 12,991,386		¥ 5,685,011		43.7%		¥ 4,071.70
As of March 31, 2018	12,104,930		5,525,075		45.6		3,914.94
Note: Stockholders’ equity (a) as of March 31, 2019: ¥ 5,682,471 million (b) as of March 31, 2018: ¥ 5,522,252 million

Note:	“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) has been adopted from the current fiscal year, whereby deferred tax assets are presented under investments and other assets, while deferred tax liabilities are presented under fixed liabilities. This change has been reflected in fiscal year ended March 31, 2018 as well.

[Note on audit procedures]

This report is out of the scope of the external auditor’s audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2019 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2019 (fiscal 2018)

(1)	Operating results

In fiscal 2018, net business profit decreased by ¥ 11.6 billion year-on-year to ¥ 1,192.3 billion. The primary reason was the impact of group reorganization including the deconsolidation of THE MINATO BANK, LTD. and Kansai Urban Banking Corporation which became equity method affiliates in the fiscal year ended March 31, 2018. Excluding this impact, it remained nearly flat compared to the previous year as a result of a solid performance of overseas business and group-wide cost control initiatives while wealth management business was sluggish due to the recent deterioration of the market conditions, which performed well in the previous fiscal year.

Total credit cost increased by ¥ 16.1 billion year-on-year to ¥ 110.3 billion, due to reduced gains on reversal of provisions at SMBC.

As a result, ordinary profit decreased by ¥ 28.8 billion year-on-year to ¥ 1,135.3 billion and profit attributable to owners of parent decreased by ¥ 7.7 billion year-on-year to ¥ 726.7 billion.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2019	Change from the fiscal year ended March 31, 2018
Net business profit	¥ 1,192.3	¥ (11.6)
Gross profit	2,846.2	(134.9)
General and administrative expenses	(1,715.1)	101.1
Equity in gains of affiliates	61.1	22.2
Total credit cost	(110.3)	(16.1)
Ordinary profit	1,135.3	(28.8)
Profit attributable to owners of parent	726.7	(7.7)

SMBC non-consolidated
Banking profit *	¥ 584.1	¥ (33.1)
Gross banking profit	1,395.6	(32.3)
Expenses (excluding non-recurring losses)	(811.5)	(0.8)
Total credit cost	2.2	(24.5)
Ordinary profit	649.6	(105.6)
Net income	477.4	(99.7)

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2020 (fiscal 2019)

Earnings forecast for profit attributable to owners of parent is expected to amount to ¥ 700.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2019

(1)	Assets and liabilities

Total assets as of March 31, 2019 were ¥ 203,659.1 billion, a year-on-year increase of ¥ 4,610.0 billion.

As for major account balances, loans and bills discounted increased by ¥ 5,033.3 billion to ¥ 77,979.2 billion year-on-year and deposits increased by ¥ 5,847.5 billion to ¥ 122,325.0 billion year-on-year.

(2)	Net assets

Net assets were ¥ 11,451.6 billion, a year-on-year decrease of ¥ 161.3 billion. Stockholders’ equity within net assets was ¥ 9,054.4 billion, a year-on-year increase of ¥ 417.4 billion due to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company generated ¥ 4,596.2 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year decrease in cash flows of ¥ 4,746.6 billion, and generated ¥ 1,006.3 billion in cash flows from investing activities including purchases and sale of, securities and tangible fixed assets, a year-on-year increase in cash flows of ¥ 4,401.6 billion, and used ¥ 632.8 billion in cash flows from financing activities including payment of dividends, a year-on-year decrease in cash flows of ¥ 282.4 billion. Consequently, cash and cash equivalents amounted to ¥ 53,121.0 billion, a year-on-year increase of ¥ 5,137.8 billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2018	2019
Assets:
Cash and due from banks	¥ 53,732,582	¥57,411,276
Call loans and bills bought	1,881,879	2,465,744
Receivables under resale agreements	827,892	6,429,365
Receivables under securities borrowing transactions	8,337,700	4,097,473
Monetary claims bought	4,730,770	4,594,578
Trading assets	5,585,591	5,328,778
Money held in trust	1,482	390
Securities	25,712,709	24,338,005
Loans and bills discounted	72,945,934	77,979,190
Foreign exchanges	2,166,190	1,719,402
Lease receivables and investment assets	2,329,431	247,835
Other assets	8,005,807	7,307,305
Tangible fixed assets	3,475,131	1,504,703
Assets for rent	2,553,213	573,292
Buildings	341,949	345,420
Land	424,277	427,484
Lease assets	6,332	25,548
Construction in progress	33,971	37,663
Other tangible fixed assets	115,387	95,293
Intangible fixed assets	865,584	769,231
Software	428,756	431,135
Goodwill	272,203	193,127
Lease assets	163	990
Other intangible fixed assets	164,460	143,977
Net defined benefit asset	383,418	329,434
Deferred tax assets	27,609	40,245
Customers’ liabilities for acceptances and guarantees	8,575,499	9,564,993
Reserve for possible loan losses	(536,088)	(468,808)

Total assets	¥ 199,049,128	¥203,659,146

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2018	2019
Liabilities:
Deposits	¥116,477,534	¥122,325,038
Negotiable certificates of deposit	11,220,284	11,165,486
Call money and bills sold	1,190,928	1,307,778
Payables under repurchase agreements	5,509,721	11,462,559
Payables under securities lending transactions	7,186,861	1,812,820
Commercial paper	2,384,787	2,291,813
Trading liabilities	4,402,110	4,219,293
Borrowed money	10,829,248	10,656,897
Foreign exchanges	865,640	1,165,141
Short-term bonds	1,256,600	84,500
Bonds	9,057,683	9,227,367
Due to trust account	1,328,271	1,352,773
Other liabilities	6,348,202	4,873,630
Reserve for employee bonuses	84,046	70,351
Reserve for executive bonuses	3,861	3,091
Net defined benefit liability	39,982	31,816
Reserve for executive retirement benefits	2,026	1,374
Reserve for point service program	22,244	23,948
Reserve for reimbursement of deposits	17,765	7,936
Reserve for losses on interest repayment	144,763	147,594
Reserves under the special laws	2,397	2,847
Deferred tax liabilities	455,234	378,220
Deferred tax liabilities for land revaluation	30,539	30,259
Acceptances and guarantees	8,575,499	9,564,993

Total liabilities	187,436,236	192,207,534

Net assets:
Capital stock	2,338,743	2,339,443
Capital surplus	758,215	739,047
Retained earnings	5,552,573	5,992,247
Treasury stock	(12,493)	(16,302)

Total stockholders’ equity	8,637,039	9,054,436

Net unrealized gains (losses) on other securities	1,688,842	1,688,852
Net deferred gains (losses) on hedges	(68,543)	(54,650)
Land revaluation excess	37,097	36,547
Foreign currency translation adjustments	36,906	50,379
Accumulated remeasurements of defined benefit plans	59,121	(7,244)

Total accumulated other comprehensive income	1,753,424	1,713,884

Stock acquisition rights	2,823	4,750
Non-controlling interests	1,219,604	678,540

Total net assets	11,612,892	11,451,611

Total liabilities and net assets	¥199,049,128	¥203,659,146

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2018	2019
Ordinary income	¥5,764,172	¥5,735,312
Interest income	2,165,788	2,488,904
Interest on loans and discounts	1,469,232	1,666,283
Interest and dividends on securities	342,013	364,685
Interest on call loans and bills bought	19,462	16,551
Interest on receivables under resale agreements	24,566	20,457
Interest on receivables under securities borrowing transactions	14,619	17,784
Interest on deposits with banks	75,619	103,135
Interest on lease transactions	70,941	47,573
Other interest income	149,333	252,433
Trust fees	3,884	4,656
Fees and commissions	1,244,063	1,240,917
Trading income	246,338	194,676
Other operating income	1,863,345	1,578,159
Lease-related income	271,703	233,675
Installment-related income	1,041,351	981,090
Other	550,290	363,393
Other income	240,751	227,997
Gains on reversal of reserve for possible loan losses	11,562	5,729
Recoveries of written-off claims	10,231	11,047
Other	218,957	211,220
Ordinary expenses	4,600,059	4,600,012
Interest expenses	775,560	1,157,482
Interest on deposits	283,229	463,989
Interest on negotiable certificates of deposit	86,810	136,178
Interest on call money and bills sold	8,471	14,270
Interest on payables under repurchase agreements	48,597	119,733
Interest on payables under securities lending transactions	11,316	1,272
Interest on commercial paper	18,393	45,356
Interest on borrowed money	54,654	75,883
Interest on short-term bonds	54	60
Interest on bonds	186,095	226,536
Other interest expenses	77,936	74,201
Fees and commissions payments	177,418	181,019
Trading losses	36	3,305
Other operating expenses	1,589,355	1,319,328
Lease-related expenses	142,894	120,097
Installment-related expenses	987,154	930,884
Other	459,305	268,347
General and administrative expenses	1,816,197	1,715,050
Other expenses	241,491	223,825

Ordinary profit	1,164,113	1,135,300

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2018	2019
Extraordinary gains	¥866	¥2,826
Gains on disposal of fixed assets	852	541
Reversal of reserve for eventual future operating losses from financial instruments transactions	13	—
Other extraordinary gains	—	2,285
Extraordinary losses	56,129	14,547
Losses on disposal of fixed assets	5,563	4,485
Losses on impairment of fixed assets	49,900	9,610
Provision for reserve for eventual future operating losses from financial instruments transactions	665	450

Income before income taxes	1,108,850	1,123,579

Income taxes-current	225,617	276,329
Income taxes-deferred	44,907	55,095

Income taxes	270,524	331,424

Profit	838,326	792,155

Profit attributable to non-controlling interests	103,957	65,474

Profit attributable to owners of parent	¥734,368	¥726,681

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2018	2019
Profit	¥838,326	¥792,155
Other comprehensive income	145,807	3,035
Net unrealized gains (losses) on other securities	162,673	31,157
Net deferred gains (losses) on hedges	(28,659)	29,981
Land revaluation excess	1	—
Foreign currency translation adjustments	(50,387)	10,396
Remeasurements of defined benefit plans	49,221	(65,530)
Share of other comprehensive income of affiliates	12,957	(2,970)

Total comprehensive income	984,133	795,191

Comprehensive income attributable to owners of parent	876,353	687,690
Comprehensive income attributable to non-controlling interests	107,780	107,500

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the fiscal year
Issuance of new stock	847	847			1,695
Cash dividends			(218,596)		(218,596)
Profit attributable to owners of parent			734,368		734,368
Purchase of treasury stock				(142)	(142)
Disposal of treasury stock		(41)		562	521
Changes in shareholders’ interest due to transaction with non-controlling interests		62			62
Increase due to increase in subsidiaries			34		34
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(599)		(599)
Decrease due to decrease in subsidiaries			(2)		(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)		(314)
Reversal of land revaluation excess			923		923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	868	515,817	420	517,954

Balance at the end of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Net changes in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Balance at the end of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424

Sumitomo Mitsui Financial Group, Inc.

(Continued)
Year ended March 31, 2018	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥3,482	¥1,499,264	¥11,234,286
Changes in the fiscal year
Issuance of new stock			1,695
Cash dividends			(218,596)
Profit attributable to owners of parent			734,368
Purchase of treasury stock			(142)
Disposal of treasury stock			521
Changes in shareholders’ interest due to transaction with non-controlling interests			62
Increase due to increase in subsidiaries			34
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(599)
Decrease due to decrease in subsidiaries			(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)
Reversal of land revaluation excess			923
Net changes in items other than stockholders’ equity in the fiscal year	(659)	(279,659)	(139,348)

Net changes in the fiscal year	(659)	(279,659)	378,606

Balance at the end of the fiscal year	¥2,823	¥1,219,604	¥11,612,892

Year ended March 31, 2019	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the fiscal year
Issuance of new stock	699	699			1,398
Cash dividends			(245,576)		(245,576)
Profit attributable to owners of parent			726,681		726,681
Purchase of treasury stock				(70,094)	(70,094)
Disposal of treasury stock		(68)		363	294
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		4,419			4,419
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(11)		(11)
Decrease due to decrease in subsidiaries			(23)		(23)
Reversal of land revaluation excess			302		302
Transfer from retained earnings to capital surplus		41,704	(41,704)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	(19,167)	439,673	(3,809)	417,396

Balance at the end of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Net changes in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Balance at the end of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884

	Millions of yen
Year ended March 31, 2019	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,823	¥1,219,604	¥11,612,892
Changes in the fiscal year
Issuance of new stock			1,398
Cash dividends			(245,576)
Profit attributable to owners of parent			726,681
Purchase of treasury stock			(70,094)
Disposal of treasury stock			294
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			4,419
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(11)
Decrease due to decrease in subsidiaries			(23)
Reversal of land revaluation excess			302
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	1,926	(541,063)	(578,677)

Net changes in the fiscal year	1,926	(541,063)	(161,280)

Balance at the end of the fiscal year	¥4,750	¥678,540	¥11,451,611

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2018	2019
Cash flows from operating activities:
Income before income taxes	¥1,108,850	¥1,123,579
Depreciation	281,535	269,010
Losses on impairment of fixed assets	49,900	9,610
Amortization of goodwill	25,225	25,919
Gains on step acquisitions	—	(2,285)
Equity in (gains) losses of affiliates	(38,992)	(61,145)
Net change in reserve for possible loan losses	(67,041)	(60,213)
Net change in reserve for employee bonuses	10,570	(16,467)
Net change in reserve for executive bonuses	821	(757)
Net change in net defined benefit asset and liability	(36,499)	(25,570)
Net change in reserve for executive retirement benefits	(244)	(196)
Net change in reserve for point service program	637	1,704
Net change in reserve for reimbursement of deposits	3,704	(9,828)
Net change in reserve for losses on interest repayment	(11,939)	2,830
Interest income	(2,165,788)	(2,488,904)
Interest expenses	775,560	1,157,482
Net (gains) losses on securities	(142,228)	(101,219)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	323,045	(148,278)
Net (gains) losses from disposal of fixed assets	4,710	3,944
Net change in trading assets	1,475,948	477,890
Net change in trading liabilities	(796,943)	(1,603,188)
Net change in loans and bills discounted	761,992	(3,152,247)
Net change in deposits	6,079,437	5,039,495
Net change in negotiable certificates of deposit	(472,574)	(73,017)
Net change in borrowed money (excluding subordinated borrowings)	59,482	1,418,493
Net change in deposits with banks	(1,359,236)	1,520,423
Net change in call loans and bills bought and others	(338,019)	(6,235,713)
Net change in receivables under securities borrowing transactions	422,690	4,240,226
Net change in call money and bills sold and others	2,059,841	6,097,354
Net change in commercial paper	108,893	(95,014)
Net change in payables under securities lending transactions	(168,890)	(5,374,040)
Net change in foreign exchanges (assets)	(453,061)	446,136
Net change in foreign exchanges (liabilities)	183,504	298,550
Net change in lease receivables and investment assets	26,591	(53,975)
Net change in short-term bonds (liabilities)	131,000	(51,200)
Issuance and redemption of bonds (excluding subordinated bonds)	860,316	467,587
Net change in due to trust account	147,294	24,502
Interest received	2,121,086	2,435,453
Interest paid	(756,202)	(1,116,584)
Other, net	(768,910)	489,142

Subtotal	9,446,071	4,879,488

Income taxes paid	(103,276)	(283,245)

Net cash provided by (used in) operating activities	9,342,794	4,596,242

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2018	2019
Cash flows from investing activities:
Purchases of securities	(23,726,100)	(26,615,239)
Proceeds from sale of securities	13,528,011	17,969,410
Proceeds from redemption of securities	8,357,784	10,078,569
Purchases of money held in trust	(1)	(2)
Proceeds from sale of money held in trust	1,957	1,094
Purchases of tangible fixed assets	(712,563)	(510,213)
Proceeds from sale of tangible fixed assets	302,362	104,451
Purchases of intangible fixed assets	(136,079)	(139,329)
Proceeds from sale of intangible fixed assets	3	—
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(161,851)	(57,182)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	(848,822)	174,702

Net cash provided by (used in) investing activities	(3,395,299)	1,006,260

Cash flows from financing activities:
Repayment of subordinated borrowings	(10,000)	(8,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	254,747	—
Redemption of subordinated bonds and bonds with stock acquisition rights	(180,033)	(27,539)
Dividends paid	(218,569)	(245,594)
Repayment to non-controlling stockholders	(135,000)	(212,537)
Dividends paid to non-controlling stockholders	(61,986)	(77,185)
Purchases of treasury stock	(142)	(70,094)
Proceeds from disposal of treasury stock	521	294
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	(6)	—
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	0	7,837

Net cash provided by (used in) financing activities	(350,468)	(632,819)

Effect of exchange rate changes on cash and cash equivalents	(93,874)	166,646

Net change in cash and cash equivalents	5,503,152	5,136,329

Cash and cash equivalents at the beginning of the fiscal year	42,478,393	47,983,114
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	1,568	1,519

Cash and cash equivalents at the end of the fiscal year	¥47,983,114	¥53,120,963

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥784,886	¥1,281,574	¥689,603	¥333,572	¥(243,457)	¥2,846,178
General and administrative expenses	(345,133)	(1,021,383)	(333,382)	(54,239)	39,087	(1,715,050)
Others	45,109	14,445	38,911	19,127	(56,447)	61,145

Consolidated net business profit	¥484,862	¥274,637	¥395,131	¥298,460	¥(260,818)	¥1,192,273

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2019	Millions of yen
Consolidated net business profit	¥1,192,273
Other ordinary income (excluding equity in gains of affiliates)	166,851
Other ordinary expenses	(223,825)

Ordinary profit on consolidated statements of income	¥1,135,300

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2019	Yen
Net assets per share	¥ 7,715.91
Earnings per share	519.95
Earnings per share (diluted)	519.59

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2019	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥ 726,681
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	726,681
Average number of common stock during the fiscal year (in thousands)	1,397,599

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(21)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(21)
Increase in number of common stock (in thousands)	923
Stock acquisition rights (in thousands)	923
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2019	Millions of yen, except number of shares
Net assets	¥ 11,451,611
Amount excluded from Net assets	683,290
Stock acquisition rights	4,750
Non-controlling interests	678,540
Net assets attributable to common stock at the fiscal year-end	10,768,320
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,395,600

Sumitomo Mitsui Financial Group, Inc.

(Significant subsequent events)

Repurchase and cancellation of own shares

The Company’s board of directors resolved on May 15, 2019 to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

1. Reason for the repurchase of own shares
The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.
2. Outline of the repurchase
(1)	Type of shares to be repurchased:	Common stock
(2)	Aggregate number of shares to be repurchased:	Up to 32,000,000 shares (Equivalent to 2.3% of the number of shares issued (excluding treasury stock))
(3)	Aggregate amount to be repurchased:	Up to JPY 100,000,000,000
(4)	Repurchase period:	From May 16, 2019 to August 30, 2019
(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

3. Outline of the cancellation
(1)	Type of shares to be cancelled:	Common stock
(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 2 above
(3)	Scheduled cancellation date:	September 20, 2019